UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75585 / August 3, 2015

Admin. Proc. File No. 3-16533

In the Matter of

COMPUTER LEARNING CENTERS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Computer Learning Centers, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Computer Learning Centers, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Computer Learning Centers, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

---

[1]   17 C.F.R. § 201.360(d).

Computer Learning Ctrs., Inc., Inferx Corp., and Sedona Corp., Initial Decision Release No. 819 (June 19, 2015), 111 SEC Docket 15, 2015 WL 3813302. The stock symbol and Central Index Key number for Computer Learning Centers, Inc., are CLCXQ and 943206.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	
	INITIAL DECISION OF DEFAULT
COMPUTER LEARNING CENTERS, INC.,	June 19, 2015
INFERX CORP., and	
SEDONA CORP.	

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

David R. Vey for Sedona Corp.

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent Computer Learning Centers, Inc. The revocation is based on Respondent's failure to timely file required periodic reports with the Securities and Exchange Commission.[1]

INTRODUCTION

On May 12, 2015, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondent has securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. On May 27, 2015, I noted that Respondent had not timely filed an Answer to the OIP and ordered it to show cause by June 11, 2015, why the registration of its securities should not be revoked by default due to its failure to file an Answer or otherwise defend the proceeding. *Computer Learning Ctrs., Inc.*, Admin. Proc. Rulings Release No. 2729, 2015 SEC LEXIS 2130 (citing 17 C.F.R. §§ 201.155(a)(2), .220(f)). To date, Respondent has not filed an Answer or

---

[1]   This proceeding is ongoing as to InferX Corp. and Sedona Corp. *See Computer Learning Ctrs., Inc.*, Admin. Proc. Rulings Release No. 2809, 2015 SEC LEXIS 2386 (June 15, 2015).

responded to the Order to Show Cause. Respondent also did not participate in the prehearing conference held on June 12, 2015. *Computer Learning Ctrs., Inc.*, Admin. Proc. Rulings Release No. 2809, 2015 SEC LEXIS 2386 (June 15, 2015).

FINDINGS OF FACT

Respondent is in default for failing to file an Answer, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Respondent, Central Index Key No. 943206, is a void Delaware corporation located in Fairfax, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2000, which reported a net loss of $6,005,000 for the prior nine months. As of May 4, 2015, Respondent's stock (symbol "CLCXQ") was traded on the over-the-counter markets. On January 25, 2001, Respondent filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Eastern District of Virginia, which was still pending as of March 20, 2015.

Respondent failed to heed a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondent failed to file timely periodic reports. As a result, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what

sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondent's failure to file required periodic reports is serious because the failure constitutes violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondent is also culpable because it failed to heed a delinquency letter sent to it by the Commission's Division of Corporation Finance or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondent has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations. It has also made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Computer Learning Centers, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
James E. Grimes
Administrative Law Judge